SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No. 13d-101)*

American Spectrum Realty, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

02970Q 10 4

(CUSIP Number)

American Spectrum Realty, Inc.

7700 Irvine Center Drive

Suite 555

Irvine, CA 92618

(949) 753-7111

Attn: Legal Department

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300867

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William J. Carden

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 704,567

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 704,567

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 704,567

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.            Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $.01 per share (the “Common Stock”), of American Spectrum Realty, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7700 Irvine Center Drive, Suite 555, Irvine, California 92618.

Item 2.            Identity and Background.

(a), (b) and (c)  This statement on Schedule 13D is being filed by William J. Carden (“Mr. Carden”). The business address of Mr. Carden is 7700 Irvine Center Drive, Suite 555, Irvine, California 92618.  Mr. Carden is a Director, Chairman of the Board, President, Chief Executive Officer and acting Chief Financial Officer of the Issuer.

(d)           During the past five years, Mr. Carden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Carden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

 (f)  Mr. Carden is a citizen of the United States of America.

Item 3.            Source and Amount of Funds or Other Consideration.

A company (the “Affiliate”), which is controlled by Mr. Carden, purchased 25,000 shares of Common Stock on February 19, 2002, for $168,750.00. Mr. Carden is the sole director and officer of the Affiliate. The Affiliate used its own funds to purchase the Common Stock. None of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.            Purpose of Transaction.

The acquisition of the Issuer’s securities has been made by the Affiliate for investment purposes.  Although neither Mr. Carden nor the Affiliate has any present intention to do so, Mr. Carden or his affiliates may make additional purchases of securities of the Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer’s business prospects and financial condition, the market for securities, other available investment opportunities, money and stock market conditions and other future developments.

Depending on these factors, Mr. Carden or the Affiliate may decide at any time to sell all or part of its holdings of the Issuer’s securities in one or more public or private transactions.

Except as set forth in this Schedule 13D, Mr. Carden does not have any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

(a)           The aggregate number of shares of the Common Stock beneficially owned by Mr. Carden is 704,567. The percentage of the shares of the Common Stock beneficially owned by Mr. Carden is 12.2%.

(b)           Mr. Carden has the power to vote and to dispose of shares of Common Stock as follows:

(i) Sole power to vote or to direct the vote:	704,567
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	704,567
(iv) Shared power to dispose or to direct the disposition of:	0

Pursuant to the consolidation that took place in October 2001, whereby the Issuer acquired all of its properties and assets, Mr. Carden and companies which Mr. Carden controls and his family members and affiliates, acquired 1,174,142 shares of Common Stock, that includes 226,147 shares of Common Stock that may be acquired in exchange for units in American Spectrum Realty Operating Partnership, L.P. (the “Operating Partnership”) for shares of Common Stock in the future.  These shares were acquired in exchange for interests in entities or properties acquired by the Issuer or the Operating Partnership in the consolidation.  Mr. Carden has the power to vote and direct the vote and dispose or direct the disposition of the shares of Common Stock held by such companies, including those shares of Common Stock that will be acquired in exchange for units in the Operating Partnership in the future.

The shares reported as beneficially owned by Mr. Carden exclude 495,925 shares, which includes 257,253 shares owned by Mr. Carden’s wife, 160,266 shares issuable on exchange of units in the Operating Partnership held by Mr. Carden’s wife, and 78,406 shares issuable on exchange of units in the Operating Partnership held by trusts for the benefit of Mr. Carden’s sons. Mr. Carden disclaims beneficial ownership of the shares referred to in this paragraph.

(c)           In addition to the transactions otherwise described in Item 5(b) herein, on February 19, 2002, the Affiliate purchased 25,000 shares of the Common Stock for $6.75 per share on the open market.

                On April 15, 2002, Mr. Carden was granted an option to acquire 12,500 shares, of which 3,125 shares vested on that grant date, at an exercise price of $6.77 per share.

(d)           Except as otherwise described herein, no person other than Mr. Carden has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by Mr. Carden.

(e)           Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.            Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	September 16, 2002	/s/ William J. Carden
William J. Carden